January 21, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
China Life Insurance Company Limited
Form 20-F for the fiscal year ended December 31, 2009
Dear Mr. Rosenberg:
We refer to telephone discussions between Mr. Frank Wyman of the Staff of the Securities and Exchange Commission (the “Staff”) with ourselves on January 10, 2011, regarding our letter, dated November 29, 2010, responding to comments of the Staff to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-31914) of China Life Insurance Company Limited (the “Company”). In those discussions, Mr. Wyman requested that certain further information be included in the response to Comment #3 set out in the November 29 letter.
On behalf of the Company, we have set forth below a revised response to Comment #3 reflecting the requested information.
Comment #3:
1.	Expand Note 2.9.2.b on Liability Adequacy to demonstrate how you are in compliance with paragraph 15 of IFRS 4.
Response:
As disclosed in the 2009 Form 20-F, the Company assesses the insurance contract liabilities based on the current estimate of future cash flows with available information at the end of each reporting period. Therefore, the reserving process effectively has incorporated the required liability adequacy test.
Upon adoption of IFRS as issued by the IASB for preparation of financial statements included in the 2009 Form 20-F, the Company no longer recognizes deferred policy acquisition costs as an asset in the financial statements. Instead, certain acquisition costs are netted against the unearned premium reserve (in the case of short-term insurance contracts) and the residual margin (in the case of long-term insurance contracts), as described in Note 2.2.9.a. Accordingly, there is no acquisition cost that is unwound in the assessment of liability adequacy described in Note 2.2.9.b.

Mr. Jim B. Rosenberg	2	January 21, 2011
In the future filings, the Company proposes to expand the disclosure as follows:
“The Group (including the Company and its subsidiaries) assesses the adequacy of insurance contract reserves using the current estimate of future cash flow with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in the light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognized in the net profit.”
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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.
Very truly yours,
/s/ James C. Scoville
James C. Scoville